UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETROBRAS ANNOUNCES THE PRICING TERMS OF ITS PRIVATE

EXCHANGE OFFERS FOR SEVEN SERIES OF NOTES AND RELATED

TENDER OFFERS OPEN TO CERTAIN INVESTORS

RIO DE JANEIRO, BRAZIL – September 13, 2019 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) today announced the pricing terms of the previously announced offers to exchange (the “Exchange Offers”) and related offers to purchase for cash (the “Cash Offers” and together with the Exchange Offers, the “Offers”), by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”), relating to seven series of its outstanding notes (the “Old Notes”).

Exchange Offers

The following table sets forth the acceptance priority levels (the “Acceptance Priority Levels”), the amount of newly-issued PGF notes (the “New Notes”) and cash (the “Cash Amount”) that holders of Old Notes are eligible to receive for Old Notes validly tendered and accepted in the Exchange Offers (the “Exchange Consideration”) and the exchange offer yield for each series of Old Notes, as calculated at 2:00 p.m. (New York City time) today, September 13, 2019 (“Price Determination Date”).

CUSIP / ISIN Numbers	Title of Security	Acceptance Priority Level	Principal Amount Outstanding		Reference U.S. Treasury Security	Bloomberg Reference Page	Fixed Spread (basis points)	Exchange Offer Yield	Exchange Consideration(1)	Composition of Exchange Consideration per U.S.$1,000 Principal Amount of Old Notes
										Cash Amount	New Notes Amount (2)

71647NAF6 / US71647NAF69	4.375% Global Notes due May 2023	1	U.S.$	1,500,414,000	1.250% due August 31, 2024	FIT1	+140	3.126%	U.S.$1,042.98	U.S.$521.49	U.S.$521.49

71647NAM1 / US71647NAM11	6.250% Global Notes due March 2024	2	U.S.$	1,984,522,000	1.250% due August 31, 2024	FIT1	+173	3.456%	U.S.$1,115.45	U.S.$557.72	U.S.$557.73

71647N AV1, N6945A AJ6 / US71647NAV10, USN6945AAJ62	5.299% Global Notes due January 2025	3	U.S.$	2,661,378,000	1.250% due August 31, 2024	FIT1	+178	3.506%	U.S.$1,086.85	U.S.$543.42	U.S.$543.43

71647NAQ2 / US71647NAQ25	8.750% Global Notes due May 2026	4	U.S.$	2,962,000,000	1.625% due August 15, 2029	FIT1	+243	4.303%	U.S.$1,255.72	U.S.$627.86	U.S.$627.86

71647NAS8 / US71647NAS80	7.375% Global Notes due January 2027	5	U.S.$	3,391,069,000	1.625% due August 15, 2029	FIT1	+249	4.363%	U.S.$1,187.15	U.S.$593.57	U.S.$593.58

71647N AW9, N6945A AK3, 71647N AY5 / US71647NAW92, USN6945AAK36, US71647NAY58	5.999% Global Notes Due January 2028	6	U.S.$	4,790,114,000	1.625% due August 15, 2029	FIT1	+269	4.563%	U.S.$1,098.80	U.S.$329.64	U.S.$769.16

71647NAZ2 / US71647NAZ24	5.750% Global Notes due February 2029	7	U.S.$	2,623,099,000	1.625% due August 15, 2029	FIT1	+281	4.683%	U.S.$1,080.12	U.S.$324.04	U.S.$756.08

(1)

Per U.S.$1,000 principal amount of Old Notes validly tendered and accepted for exchange. The Exchange Consideration for each series of Old Notes is based on the fixed spread for the applicable series of Old Notes, plus the yield of the Reference U.S. Treasury Security for that series as of 2:00 p.m. (New York City time) on the Price Determination Date. The applicable Exchange Consideration does not include accrued and unpaid interest on the Old Notes accepted for exchange (the “Accrued Coupon Payment”), which is payable in cash in addition to the applicable Exchange Consideration.

(2)	Payable in principal amount of New Notes per each U.S.$1,000 principal amount of the specified series of Old Notes validly tendered and accepted for exchange.

The coupon for the New Notes was also determined today at 2:00 p.m. (New York City time) and is equal to 5.093% per annum. The coupon was calculated as the sum of (a) the yield of the 1.625% U.S. Treasury Security due 2029 (the “New Notes Reference Security”), as calculated by the Dealer Managers (as defined below) in accordance with standard market practice, that equated to the bid- side price of the New Notes Reference Security appearing at the Price Determination Date on the Bloomberg Reference Page FIT1, plus (b) 322 basis points, such sum rounded to the third decimal place when expressed as a percentage. The New Notes will mature on January 15, 2030. Interest will paid on January 15 and July 15 of each year, commencing on January 15, 2020. The issue price of 100% of principal amount, plus accrued interest (if any) from September 18, 2019. The New Notes may be redeemed, in whole or in part, prior to their stated maturity at the option of PGF at a make-whole price calculated based on a benchmark treasury plus 50 basis points.

If and when issued, the New Notes will not be registered under the Securities Act or any state securities laws. Therefore, the New Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws. PGF will enter into a registration rights agreement with respect to the New Notes.

The Exchange Offers are being made in accordance with the offering memorandum, dated September 9, 2019, the related eligibility letter and notice of guaranteed delivery (collectively, the “Exchange Offer Documents”).

Global Bondholder Services Corporation is acting as the Information Agent and the Exchange Agent for the Exchange Offers. Questions or requests for assistance related to the Exchange Offers or for additional copies of the Exchange Offer Documents may be directed to Global Bondholder Services Corporation at (866) 470-3800 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers. The Exchange Offer Documents can be accessed at the following link: https://gbsc-usa.com/eligibility/Petrobras.

Cash Offers

The following table sets forth the Acceptance Priority Levels, the applicable tender consideration that holders of Old Notes are eligible to receive for Old Notes validly tendered and accepted in the Cash Offers (the “Cash Offer Consideration”) and the cash offer yield for each series of Old Notes, as calculated at 2:00 p.m. (New York City time) today.

CUSIP/ISIN Number	Title of Security	Principal Amount Outstanding	Acceptance Priority Level	Reference U.S. Treasure Security	Bloomberg Reference Page	Fixed Spread (basis points)	Cash Offer Yield	Tender Consideration(1)

71647NAF6 / US71647NAF69	4.375% Global Notes due May 2023	U.S.$1,500,414,000	1	1.250% due August 31, 2024	FIT1	+140	3.126%	U.S.$1,042.98

71647NAM1 / US71647NAM11	6.250% Global Notes due March 2024	U.S.$1,984,522,000	2	1.250% due August 31, 2024	FIT1	+173	3.456%	U.S.$1,115.45

71647N AV1, N6945A AJ6 / US71647NAV10, USN6945AAJ62	5.299% Global Notes due January 2025	U.S.$2,661,378,000	3	1.250% due August 31, 2024	FIT1	+178	3.506%	U.S.$1,086.85

71647NAQ2 / US71647NAQ25	8.750% Global Notes due May 2026	U.S.$2,962,000,000	4	1.625% due August 15, 2029	FIT1	+243	4.303%	U.S.$1,255.72

71647NAS8 / US71647NAS80	7.375% Global Notes due January 2027	U.S.$3,391,069,000	5	1.625% due August 15, 2029	FIT1	+249	4.363%	U.S.$1,187.15

71647N AW9, N6945A AK3, 71647N AY5 / US71647NAW92, USN6945AAK36, US71647NAY58	5.999% Global Notes due January 2028	U.S.$4,790,114,000	6	1.625% due August 15, 2029	FIT1	+269	4.563%	U.S.$1,098.80

71647NAZ2 / US71647NAZ24	5.750% Global Notes due February 2029	U.S.$2,623,099,000	7	1.625% due August 15, 2029	FIT1	+281	4.683%	U.S.$1,080.12

(1)

Per U.S.$1,000 principal amount of Old Notes validly tendered and accepted for exchange. The consideration payable in the Cash Offers for each series of Old Notes is based on the fixed spread for the applicable series of Old Notes, plus the yield of the Reference U.S. Treasury Security for that series as of 2:00 p.m. (New York City time) on the Price Determination Date. The applicable Tender Consideration does not include the Accrued Coupon Payment with respect to Old Notes accepted for purchase, which is payable in cash in addition to the applicable Tender Consideration.

The Cash Offers are being made in accordance with the offer to purchase, dated September 9, 2019 and the related notice of guaranteed delivery (collectively, the “Cash Offer Documents”).

Global Bondholder Services Corporation is acting as the Information Agent and the Tender Agent for the Cash Offers. Questions or requests for assistance related to the Cash Offers or for additional copies of the Cash Offer Documents may be directed to Global Bondholder Services Corporation at (866) 470-3800 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Cash Offers. The Cash Offer Documents can be accessed at the following link: https://www.gbsc-usa.com/Petrobras/.

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PGF has engaged Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., HSBC Securities (USA) Inc., Mizuho Securities USA LLC, Morgan Stanley & Co. LLC and Santander Investment Securities Inc. (collectively, the “Dealer Managers”), to act as dealer managers with respect to the Offers.

This announcement is for informational purposes only. This announcement is not an offer to purchase or exchange or a solicitation of an offer to purchase or exchange any Old Notes. The Exchange Offers are being made solely pursuant to the Exchange Offer Documents and the Cash Offers are being made solely pursuant to the Cash Offer Documents. The Offers are not being made to holders of Old Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on behalf of PGF by the dealer managers for the Offers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

The communication of this press release and any other documents or materials relating to the Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being directed at and made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). The Offers were only available to, and the Offers were engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on any document relating to the Offers or any of their contents.

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Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase and the Offering Memorandum, in each case dated September 9, 2019, relating to the previously announced tender and exchange offers by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – Petrobras.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2019

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Bianca Nasser Patrocinio
Bianca Nasser Patrocinio
Executive Manager of Corporate Finance & Treasury